UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 3, 2006

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit  Description

1.1      Press release dated May 3, 2006
         British Airways Improves Cost Management and Customer In-Cabin
         Experience with CDC Software

1.2      Press release dated May 9, 2006
         Leading Frozen Food Supplier Achieves 60 Percent Revenue Growth
         Leveraging Ross Systems’ ERP

1.3      Press release dated May 9, 2006
         CDC Corporation’s mobile value added services and online gaming unit, China.com Inc., reports Q1 2006 revenues up 72% and net income up 51% as compared with Q1 2005

1.4      Press release dated May 10, 2006
         IMS Health to Streamline Lead Qualification with Pivotal
         Marketfirst

1.5      Press release dated May 23, 2006
         Microsoft and CDC Software Form Alliance to Provide Enterprise
         Applications as On-Site Deployments and via Software as a Service

1.6      Press release dated May 25, 2006
         CDC Corporation Reports Record Financial Results, Including an
         Increase of 392% in Adjusted Net Income, for the First Quarter of
         2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: May 25, 2006	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.1	Press release dated May 3, 2006 -- British Airways Improves Cost Management and Customer In-Cabin Experience with CDC Software
1.2	Press release dated May 9, 2006 -- Leading Frozen Food Supplier Achieves 60 Percent Revenue Growth Leveraging Ross Systems’ ERP
1.3	Press release dated May 9, 2006 -- CDC Corporation’s mobile value added services and online gaming unit, China.com Inc., reports Q1 2006 revenues up 72% and net income up 51% as compared with Q1 2005
1.4	Press release dated May 10, 2006 -- IMS Health to Streamline Lead Qualification with Pivotal Marketfirst
1.5	Press release dated May 23, 2006 -- Microsoft and CDC Software Form Alliance to Provide Enterprise Applications as On-Site Deployments and via Software as a Service
1.6	Press release dated May 2CDC Corporation Reports Record Financial Results, Including an Increase of 392% in Adjusted Net Income, for the First Quarter of 2006